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                             March 31, 2021

       Mark Zagorski
       Chief Executive Officer
       DoubleVerify Holdings, Inc.
       233 Spring Street
       New York, NY 10013

                                                        Re: DoubleVerify
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 17,
2021
                                                            File No. 333-254380

       Dear Mr. Zagorski:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 17, 2021

       Critical Accounting Policies and Estimates
       Fair Value of Common Stock, page 70

   1. Please revise to disclose the stock options and restricted stock granted subsequent to
                                                        January 1, 2021. You
should also disclose the estimated fair value of your common stock on such grant dates.
   2. Your letter dated March 25, 2021 indicates that you issued stock options and RSUs subsequent to December
31, 2020. Considering the proximity of these issuances to the date your preliminary
price range was determined, tell us how you considered using the preliminary price range
as a factor in determining the fair value of your common stock on these issuance dates.
In this regard, please quantify factors that supports the significant
 Mark Zagorski
DoubleVerify Holdings, Inc.
March 31, 2021
Page 2
      difference between the 2021 grants valuation and the midpoint of Preliminary Price
      Range. Tell us whether changes in revenue and operating results supports this significant increase in valuation within a short time frame. In addition, clarify whether additional disclosure is warranted since it appears that the rapid changes in valuation of your shares of common stock was not solely attributable to changes in your financial condition or results of operations.
Notes to Consolidated Financial Statements
Note 13. Stockholders' Equity, page F-39

3. You disclose that you "recorded the exchange of common stock for preferred stock as
      Treasury Stock at cost in the Consolidated Balance Sheets." Please cite the accounting literature that supports your accounting. Clarify whether you believe that fair value of the shares of preferred stock and common stock are equal. It would seem that the preferred shares with its preferential rights would have a fair value that would exceed that of the shares of common stock. If there is an excess amount, describe how you are accounting for that amount. Conversely, if these fair values and the shares are the same, explain why the exchange would not be recorded at the historical cost of the shares of common stock since it is an exchange of similar securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Morgan Youngwood, Senior Staff Accountant, at (202)
551-
3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact
Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at
(202) 551-
3453 with any other questions.



                                                            Sincerely,
FirstName LastNameMark Zagorski
                                                            Division of
Corporation Finance
Comapany NameDoubleVerify Holdings, Inc.
                                                            Office of
Technology
March 31, 2021 Page 2
cc:       Morgan J. Hayes, Esq.
FirstName LastName